ENDEAVOUR SILVER CORP.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is furnished to the holders (“shareholders”) of Common shares (“Common Shares”) of Endeavour Silver Corp. (the “Company”) by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held on Wednesday, June 29, 2011 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

All dollar ($) amounts stated in this Information Circular refer to United States dollars, unless Canadian dollars (Cdn.$) are indicated. The noon rate of exchange on May 31, 2011 as reported by the Bank of Canada, for the conversion of U.S.$1.00 into Canadian dollars was Cdn.$0.9688 (Cdn$1.00 equals U.S.$1.0322) .

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Company. The persons named in the enclosed Proxy form are management-designated proxyholders. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided in the Proxy form or by completing another form of proxy. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by 1:00 p.m. (Toronto time) on June 27, 2011 or, if the Meeting is adjourned, by 1:00 p.m. (Toronto time), on the second last business day prior to the date on which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an Intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of proxy-related materials in connection with this Meeting (including this Information Circular) to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Investor Services Inc. as described under “Solicitation of Proxies”.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Revocation of Proxies

A registered shareholder who has given a Proxy may revoke it by an instrument in writing that is

(a)

received at the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b)	provided to the chair of the meeting, at the meeting of shareholders, before any vote in respect of which the proxy is to be used shall have been taken.

or in any other manner provided by law.

Non-Registered Holders who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Voting of Proxies

Common Shares represented by a shareholder’s Proxy form will be voted or withheld from voting in accordance with the shareholder’s instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

In the absence of any instructions, the proxy agent named on the Proxy form will cast the shareholder’s votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares without par value of the Company (“Common Shares”) carry voting rights at the Meeting with each Common Share carrying the right to one vote. The Board of Directors of the Company (the “Board of Directors” or “Board”) has fixed May 25, 2011 (the “Record Date”) as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice of and to vote at the Meeting. As of the Record Date, 84,032,625 Common Shares were issued and outstanding as fully paid and non-assessable. A complete list of the shareholders entitled to vote at the Meeting will be open to examination by any shareholder for any purpose germane to the Meeting, during ordinary business hours for a period of 10 days prior to the Meeting, at the office of Computershare Investor Services Inc. at 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

To the knowledge of the directors or executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to the Company’s issued and outstanding Common Shares as at the Record Date.

VOTES NECESSARY TO PASS RESOLUTIONS

The Company’s articles provide that a quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the Meeting. A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Proxy Form intend to vote for the appointment of KPMG LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors of the Company.

ELECTION OF DIRECTORS

The Company currently has seven directors. At the Meeting, shareholders will be asked to fix the number of directors at seven and to elect seven directors. The persons named below are the seven nominees of management for election as directors. Each director elected will hold office until the next annual general meeting or until his successor is elected or appointed. It is the intention of the persons named by management as proxyholders in the enclosed proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder’s proxy form that the shareholder’s shares are to be withheld from voting in the election of directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company presently held by him; his present principal occupation, business or employment (and, in the case of Ricardo M. Campoy, who is nominated for election at a shareholders’ meeting of the Company for the first time, also his principal occupation and employment during the last five years); the period during which he has served as a director; and the number of Common Shares that he has advised are beneficially owned, or controlled or directed, directly or indirectly, as at the Record Date.

			Common
			Shares
			beneficially
Name, place of residence and	Present principal occupation,	Period served	owned or
position with the Company	business or employment	as director	controlled

RICARDO M. CAMPOY(1) New York, U.S.A. Director	Co-founder of Minerals Capital & Advisory LLC, a member firm of Denver-based merchant bank, HeadwatersMB from August 2006 to present; private practice mining and minerals financial and corporate advisor from June 2006 to July 2010; Managing Director and Head of the Mining and Metals Group for WestLB (New York) from 2004 to 2006	Since July 9, 2010	Nil

BRADFORD J. COOKE British Columbia, Canada Director, Chairman and CEO	Chairman and CEO of the Company; CEO of Canarc Resource Corp. (mining company)	Since July 25, 2002	1,287,837

GEOFFREY A. HANDLEY(1)(2)(3) New South Wales, Australia Director	Corporate Director	Since June 14, 2006	Nil

LEONARD HARRIS(2)(3) Colorado, U.S.A. Director	Retired; Corporate Director	Since July 24, 2003	20,000

REX J. MCLENNAN(1) Alberta, Canada Director	Chief Financial Officer of Viterra Inc. (agribusiness company)	Since June 12 2007	Nil

MARIO D. SZOTLENDER(1)(2)(3) Caracas, Venezuela Director	Corporate Director	Since July 25, 2002	119,200

GODFREY J. WALTON British Columbia, Canada Director, President and COO	President and COO of the Company	Since July 25, 2002	164,189

___________________________
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the proposed directors is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)

was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

No proposed director is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Other than as disclosed herein, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Ricardo Campoy, a director of the Company, was a director of Century Mining Corporation (“Century”) when he was subject to a management cease trade order (the “MCTO”) issued by the British Columbia Securities Commission (“BCSC”) on March 20, 2008. The BCSC had issued a cease trade order on March 14, 2008 with respect to the shares of Century based on inadequacies in a National Instrument 43-101 technical report filed by Century and in Century’s financial reports for the third quarter of 2007. On March 20, 2008, the BCSC revoked the cease trade order and imposed instead the MCTO in order to give Century time to comply with the issues cited in the cease trade order. All of those issues were resolved upon Century’s filing of required technical reports and third quarter 2007 financial disclosures. The MCTO remained in place until the filing of Century’s audited annual financial statements and management’s discussion & analysis for its 2007 financial year and was eventually revoked on July 18, 2008.

Mario Szotlender, a director of the Company, was a director of Focus Ventures Ltd. (“Focus”) that was the subject of a cease trade order for a period of more than 30 consecutive days from each of the BCSC and the Alberta Securities Commission. The cease trade orders were issued on April 28, 2004 as a result of Focus’ failure to file its annual financial statements within the prescribed deadline and, upon Focus’ filing of the outstanding documents, such orders were revoked on June 2, 2004 and June 11, 2004, respectively. Also in the past 10 years, the United States Securities and Exchange Commission (“SEC”) revoked Focus’ registration under Section 12(g) of the United States Securities Exchange Act of 1934 for failure to keep its filings with the SEC up-to-date. Upon receipt of the SEC’s notice of the proposed revocation, Focus filed a settlement agreement with the SEC consenting to the revocation as the company was dormant.

CORPORATE GOVERNANCE DISCLOSURE

The Canadian Securities Administrators have adopted National Instrument 58-101 on “Disclosure of Corporate Governance Practices” (“NI 58-101”) which requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101. Corporate governance disclosure of the Company is set out in Appendix A to this Information Circular.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)	the Company’s Chief Executive Officer (“CEO”);

(b)	the Company’s Chief Financial Officer (“CFO”);

(c)

each of the three most highly compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the Company’s most recently completed financial year whose total compensation was, individually, more than Cdn.$150,000 for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

During the Company’s financial year ended December 31, 2010, the Named Executive Officers of the Company were Bradford J. Cooke (CEO), Daniel Dickson (CFO), Godfrey Walton (Chief Operating Officer (“COO”)), David Howe (Vice President Operations, Mexico (“VP Mexico Operations”)) and Barry Devlin (Vice President, Exploration (“VP Exploration”)).

Compensation Discussion and Analysis

General

The Company’s executive compensation program is overseen by the Compensation Committee of the Board of Directors. In carrying out this mandate, the Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

The Company’s executive compensation program is based on a pay-for-performance philosophy. The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are competitive with the base salaries paid by Canadian mining companies with comparable revenues to that of the Company (see “Base Salary”), thereby enabling the Company to compete for and retain executives critical to the Company’s long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer-term interests of shareholders.

Compensation for each of the Named Executive Officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of an annual bonus, and a longer-term incentive in the form of stock options. As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

Base Salary

The Compensation Committee approves ranges for base salaries for senior management of the Company based on review of a market salary survey prepared by Coopers Consulting Ltd. and PricewaterhouseCoopers entitled “2010 Mining Industry Salary Surveys”. The reports contain data provided for 139 North America based mining companies.

The assessment was completed comparing the Company’s management salaries with that of all Canadian mining companies, mining companies with between 300 and less than 1,000 employees, and companies with revenues from $100 million to $300 million. The Company’s management salaries placed between the 1st quartile and the median salary range in all of the three categories. The level of base salary for each management employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company. The Committee prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers.

Short Term Incentive Plan

The Compensation Committee annually evaluates performance and allocates an amount for payment of bonuses to executive officers and senior management. The Short Term Incentive Plan (“STIP”) is designed to reward for results and provides for annual cash awards based on corporate and operational results when measured against predetermined objectives and performance measures. The bonus also includes an individual performance factor which allows the Company to effectively recognize and reward those individuals providing an extraordinary contribution to the Company during the year. The objectives of the STIP are to align the individual contribution with company objectives, communicate key objectives which are most highly valued and reward senior management for achieving objectives commensurate with the business and operational results of the Company.

The STIP is based on a formula which includes:

1.	Target Eligible Bonus
2.	Corporate and Department Percent Target Award Levels
3.	Individual Performance Factor

The award formula is as follows:

Award = Target Eligible Bonus x Percent Target Award Levels x Individual Performance Factor
Percent Target Award Levels = (Weighting Factors x Achievement Level Factors)

Each of the CEO, CFO and COO have a target eligible bonus of 70% of their base salary and the VP Exploration and VP Mexico Operations have a target eligible bonus of 50% of their base salary. In 2010, the CEO, CFO and COO received Individual Performance Factors of 150% and the VP Exploration and VP Mexico Operations received Individual Performance Factors of 175%.

In 2010, the Percent Target Award Levels were based on combined corporate and department goals for the Company with weighting as follows:

Department Goals	Weighting	Target	Achievement
Production	10%	Produce 3.1 million silver ounces	10.6%
Development	10%	Replace silver equivalent reserves	0%
Exploration	10%	Replace silver equivalent resources	10.8%
Cash Costs(1)	10%	$5.75 cash operating cost per ounce	10%
New Acquisitions	15%	Execute agreements on one major acquisition and two minor acquisitions	5%
Capital Program Implementation	7.5%	Remain within the approved $29.0 million budget on specified projects	7.5%
Safety	5%	Improve mine lost time accidents from prior year	5%
Environmental	5%	Remain clean industry	5%
SOX Compliance	10%	No material weaknesses	10%
Working Capital	5%	Maintain $5 million working capital	5%
Corporate Development	2.5%	Grow database to 9,600 investors	2.5%
Meet public guidance	10%	Meet public guidance	10%
Total	100%		81.5%

(1)

Cash operating cost per ounce is a non-GAAP measure reported in the silver and gold mining industry as a benchmark of performance, but it does not have a standardized meaning prescribed by GAAP and is, therefore, unlikely to be comparable to similar measures presented by other issuers. The cash operating cost is provided to investors and used by management as a measure of the Company’s operating performance.

Option-based Awards

The Compensation Committee oversees the administration of the Employee Incentive Stock Option Plan of the Company (the “Stock Option Plan”). The Stock Option Plan is designed to give eligible directors, officers, employees and consultants of the Company or its subsidiaries an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide a sense of company ownership to the individual. The Compensation Committee considers stock option grants when reviewing executive officer compensation packages as a whole.

Management evaluates the Company’s performance based on the corporate goals established and vetted by the Compensation Committee and approved by the Board of Directors. The option distribution is recommended by senior management to the members of the Compensation Committee who decide whether they agree with management’s recommendations and who, once satisfied, provide their recommendation to the Board of Directors. The amount of options recommended for each individual is based upon seniority, responsibilities of the job position and the performance of the Company. The Compensation Committee’s recommendation to the Board of Directors includes the number of options to be granted to independent directors and these options are typically issued once a year.

Option awards are not currently done based on comparisons to peers, although the Company believes that its option awards are below the average industry monetary value for options granted to peers.

The Stock Option Plan presently includes the following provisions:

  The Stock Option Plan provides for the issuance of options to directors, executive officers employees, and consultants of the Company and its subsidiaries to purchase Common Shares of the Company. Options are issued at the discretion of a committee of the Company’s Board of Directors (the “Committee”), which is presently the Compensation Committee.
  The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan is 10% of the issued and outstanding Common Shares at any time and from time to time.
  The number of Common Shares reserved for issuance to insiders pursuant to options granted under the Stock Option Plan and issuable to insiders under any security based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares at any time (unless disinterested shareholder approval has been obtained).
  The issuance to insiders of the Company, within any 12-month period, of Common Shares pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares (unless disinterested shareholder approval has been obtained).
  The number of Common Shares under option at any specific time to any one optionee may not exceed 5% of the issued and outstanding number of Common Shares (determined at the date the option was granted) in any 12-month period (unless disinterested shareholder approval has been received).
  The exercise per Common Share that may be purchased upon the exercise of an option will not be lower than the “Market Price” of the Common Shares which, under the Stock Option Plan, is the last closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) before the date of the option granted.
  An optionee may, if allowed under TSX policies and if determined by the Board of Directors of the Company, have a share appreciation right (the “SAR”) when entitled to exercise an option. The SAR may be exercised to terminate the option in whole or in part by notice in writing to the Company and, in lieu of receiving Common Shares pursuant to the exercise of the option, to receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the SAR, have a total value equal to the product of that number of Common Shares subject to the option times the difference between the Market Price on the day immediately prior to the exercise of the SAR and the option exercise price. The SAR will not exist until the Board of Directors of the Company formally approves the activation of the SAR.
  Options granted may have a vesting period as required by the Board of Directors on a case-by-case basis.
  Options may be granted for a term not exceeding ten years.
  An option granted to a person who is a director, employee, consultant or executive officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories. The Committee may, however, also set termination periods as it deems appropriate, subject to all applicable laws and TSX policies. Any option or portions of options of terminated individuals not so exercised will terminate and will again be available for future options under the Plan. A change of employment will not be considered a termination so long as the optionee continues to be employed by the Company or its subsidiaries.
  An option may not be assigned or transferred. During the lifetime of an optionee, the option may be exercised only by the optionee.

  In the event of the death of an optionee, unexercised options held by such optionee may be exercised by the optionee’s personal representatives, heir or legatees until the earlier of 60 days of the grant of probate or similar documents and one year from the date of death (notwithstanding the normal expiry date of the option).
  The Board of Directors of the Company may alter, suspend or discontinue the Stock Option Plan at any time without shareholder approval if and when it is advisable in the absolute discretion of the Board of Directors, subject to obtaining shareholder approval for any increase in the aggregate number of Common Shares subject to options under the Stock Option Plan and disinterested shareholder approval for any reduction in the exercise price of an option held by an insider of the Company.

The Company does not provide any financial assistance to optionees in order to facilitate the purchase of Common Shares issuable pursuant to the exercise of options granted under the Plan.

As at May 25, 2011, the total number of Common Shares issuable under outstanding options granted under the Stock Option Plan is 2,890,000, representing 3.4% of the issued and outstanding Common Shares of the Company. Approximately 6.6% of the issued and outstanding Common Shares of the Company, are available for future options to be granted under the Stock Option Plan.

Stock Bonus Plan

The Company has a Stock Bonus Plan, the purpose of which is to advance the interests of the Company by providing an incentive to, and encouraging equity participation in the Company by, selected directors, executive officers and employees of the Company or subsidiaries of the Company through the grant of common shares without par value in the Company. The Compensation Committee oversees the administration of the Stock Bonus Plan.

Bonus Common Shares may be issued under the Stock Bonus Plan to any eligible director, officer or employee of the Company or its subsidiaries who has rendered meritorious services that contributed to the success of the Company or any of its subsidiaries. Grants of bonus Common Shares will be on terms that the Compensation Committee may determine, within the limitations of the Stock Bonus Plan and subject to the rules and policies of applicable regulatory authorities, including the payment of no cash consideration for the bonus Common Shares. A maximum of 250,000 Common Shares is issuable under the Stock Bonus Plan in each calendar year. Any Common Shares up to such maximum number that are not issued under the Stock Bonus Plan in any calendar year may not be carried forward for issuance in subsequent calendar years.

Issuances of bonus Common Shares may also not result in the following limitations being exceeded without the Company obtaining disinterested shareholder approval:

(a)

the number of Common Shares issued under the Stock Bonus Plan to insiders of the Company and reserved for issuance to insiders pursuant to the Stock Bonus Plan or any other security based compensation arrangement of the Company exceeding 10% of the issued and outstanding Common Shares at the time of issuance of the bonus Common Shares; and

(b)

the issuance to insiders, within a 12-month period, of Common Shares under the Stock Bonus Plan and any other security based compensation arrangement of the Company exceeding 10% of the issued and outstanding Common Shares.

During the financial year ended December 31, 2010, the Company issued to its employees under the Stock Bonus Plan a total of 41,500 Common Shares (representing approximately 0.05% of the current issued and outstanding Common Shares), of which none were issued to Named Executive Officers.

Performance Graph

The following graph compares the total cumulative shareholder return for Cdn.$100 invested in Common Shares of the Company for the period from January 1, 2006 at the opening of trading to December 31, 2010 with the cumulative total return of the S&P/TSX Composite Index.

	Jan. 1/06 (Cdn.$)	Dec. 31/06 (Cdn.$)	Dec. 31/07 (Cdn.$)	Dec. 31/08 (Cdn.$)	Dec. 31/09 (Cdn.$)	Dec. 31/10 (Cdn.$)
Endeavour Silver Corp.	$100.00	$168.40	$141.26	$46.10	$142.38	$271.38
S&P-TSX Composite Index	$100.00	$117.26	$128.79	$86.28	$116.53	$137.05

The trend shown by this graph does not reflect the trend in the Company’s compensation to executive officers over the same period. Over the five years, the Compensation Committee established compensation objectives believed appropriate during the evolution of the Company from an exploration company to its current position as a silver producer. For all years, except 2007, there were only moderate increases in the Company’s compensation to executive officers and, during 2007, increases were made that brought the compensation to a level more comparable with other producing companies as opposed to other exploration companies. The share price of exploration companies and precious metal producers fluctuate with changes in commodity prices and at no time during the period shown in the graph was compensation intended to reflect share price.

Summary Compensation Table

The following table provides a summary of compensation earned from the Company or its subsidiaries or affiliates in respect of each of the Company’s three financial years ended December 31, 2010 by the Named Executive Officers.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans(2)	Long- term incentive plans
BRADFORD COOKE CEO	2010 2009 2008	314,610(3)(4) 299,140(3)(4) 267,652(3)(4)	Nil 93,928(5) Nil	292,840 501,078 243,190(6)	259,549(7) 134,050(7) 83,118(7)	Nil Nil Nil	Nil Nil Nil	(11) (11) (11)	866,999 1,028,196 593,960
DANIEL DICKSON(8) CFO	2010 2009 2008	205,557(3) 156,756(3) 133,354(3)	Nil Nil Nil	234,272 274,792 162,127(6)	173,033(7) 71,087(7) 56,672(7)	Nil Nil Nil	Nil Nil Nil	(11) (11) (11)	612,862 502,635 352,153
GODFREY WALTON COO	2010 2009 2008	315,865(3)(9) 251,888(3)(9) 257,739(3)(9)	Nil Nil Nil	273,317 501,078 243,190(6)	249,167(7) 106,631(7) 79,340(7)	Nil Nil Nil	Nil Nil Nil	(11) (11) (11)	838,349 859,597 580,269
DAVID HOWE VP Mexico Operations	2010 2009 2008	230,000 200,000(10) 200,000(10)	Nil 35,311(5) Nil	234,272 274,792 162,127(6)	164,019 65,910 61,003	Nil Nil Nil	Nil Nil Nil	(11) 27,436(12) (11)	628,291 603,449 423,130
BARRY DEVLIN VP Exploration	2010 2009 2008	188,308 160,000 160,000	Nil 18,786(5) Nil	234,272 274,792 162,127(6)	128,363 51,789 40,669	Nil Nil Nil	Nil Nil Nil	(11) (11) 29,451(13)	550,943 505,367 392,247
___________________________
(1)

The grant date fair value for the options was calculated using the Black Scholes Model. This methodology was chosen to be consistent with the fair value as determined in accordance with Section 3870 of the CICA Handbook. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant.

(2)	Comprised of performance bonuses earned during the indicated year, but paid subsequent to the year end.
(3)	Amount paid/earned in Cdn.$ and translated to U.S.$ at the yearly average exchange rate of Cdn.$1.00=U.S.$0.971 for 2010, Cdn.$1.00=U.S.$0.8803 for 2009 and Cdn$1.00=U.S.$0.9441 for 2008.
(4)	Includes amounts received by Mr. Cooke relating to his director role of $23,304 for 2010, $21,127 for 2009 and $18,410 for 2008.
(5)

The amounts consist of the fair value of share bonuses issued under the Company’s Stock Bonus Plan calculated based on the market value of the shares on the date of grant at the exchange rate in effect on the date of grant. For Messrs. Cooke and Devlin, 25,000 Common Shares and 5,000 Common Shares were issued respectively with a market value of Cdn.$3.98 per share and an exchange rate of Cdn.$1.00=U.S.$0.944 and, for Mr. Howe, 20,000 Common Shares were issued with a market value of Cdn$1.99 per share and an exchange rate of Cdn.$1.00=U.S.$0.8872.

(6)

These options were voluntarily surrendered for cancellation subsequent to their grant. The grant date fair value for the options, calculated using the Black Scholes Model, was based on the market value at grant date of Cdn.$3.05, an expected life of 4 years, volatility of 67.1%, a risk-free interest rate of 3.23% and no dividends. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant of Cdn.$1.00=U.S.$1.0033.

(7)

Amount paid/earned in Cdn.$ and translated to U.S.$ at the estimated exchange rate at the time the award was submitted to the Compensation Committee for approval of Cdn.$1.00=U.S.$1.011 for 2010, Cdn.$1.00=U.S.$0.9883 for 2009 and Cdn.$1.00=U.S.$0.8333 for 2008.

(8)	Appointed Interim CFO effective April 1, 2008 (appointed CFO effective February 1, 2009).
(9)	Includes amounts received by Mr. Walton relating to his director role of $23,304 for 2010, $21,127 for 2009 and $19,826 for 2008.
(10)

Amount paid in a combination of both Mexican Pesos and U.S.$. The payments made in Mexican Pesos were translated at the yearly average exchange rate of 1 Peso=U.S.$0.07924 for 2010, 1 Peso=U.S.$0.0743 for 2009 and 1 Peso=U.S.$0.09069 for 2008.

(11)

Perquisites (including property or other personal benefits provided to an NEO that are not generally available to all employees) did not exceed either $50,000 or 10% of the NEO’s total salary for the financial year.

(12)	Comprised of housing allowance and personal travel expenses
(13)	Comprised of relocation costs.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out information on share-based and option-based awards to Named Executive Officers that were outstanding as at December 31, 2010.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the- money options(1)(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
BRADFORD COOKE	200,000(3)	2.86	June 15, 2011	891,780	Nil	N/A
	150,000(4)	1.87	June 22, 2014	816,129	Nil	N/A
	200,000(5)	3.30	Nov. 13, 2014	803,604	Nil	N/A
	150,000(6)	3.68	May 26, 2015	545,589	Nil	N/A
DANIEL DICKSON	60,000(4)	1.87	June 22, 2014	326,452	Nil	N/A
	100,000(5)	3.30	Nov. 13, 2014	401,802	Nil	N/A
	120,000(6)	3.68	May 26, 2015	436,471	Nil	N/A
GODFREY WALTON	24,600(3)	2.86	June 15, 2011	109,689	Nil	N/A
	30,000(4)	1.87	June 22, 2014	163,226	Nil	N/A
	200,000(5)	3.30	Nov. 13, 2014	803,604	Nil	N/A
	140,000(6)	3.68	May 26, 2015	509,216	Nil	N/A
DAVID HOWE	20,000(4)	1.87	June 22, 2014	108,807	Nil	N/A
	100,000(5)	3.30	Nov. 13, 2014	401,802	Nil	N/A
	120,000(6)	3.68	May 26, 2015	436,471	Nil	N/A
BARRY DEVLIN	70,000(4)	1.87	June 22, 2014	380,860	Nil	N/A
	100,000(5)	3.30	Nov. 13, 2014	401,802	Nil	N/A
	120,000(6)	3.68	May 26, 2015	436,471	Nil	N/A
___________________________
(1)	All option-based awards are made in Cdn.$. The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2010 exchange rate of Cdn.$1.00=U.S.$1.002.
(2)

Represents the difference between the market value of the Common Shares underlying the options on December 31, 2010 (based on the Cdn.$7.30 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2010 exchange rate of Cdn.$1.00=U.S.$1.002.

(3)	Options are fully vested.
(4)	Options vest as to 40% on June 22, 2009, 20% on December 22, 2009, 20% on December 22, 2010, and 20% on June 22, 2011.
(5)	Options vest as to 100% on November 13, 2010.
(6)	Options vest as to 20% on each of May 26, 2010, November 26, 2010, May 26, 2011, November 26, 2011 and May 26, 2012.

Incentive plan awards—value vested or earned during the year

The following table sets out information for the Named Executive Officers on value of incentive awards vested or earned during the fiscal year ended December 31, 2010.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
BRADFORD COOKE	853,003	Nil	259,549(2)
DANIEL DICKSON	483,365	Nil	173,033(2)
GODFREY WALTON	847,892	Nil	249,167(2)
DAVID HOWE	483,365	Nil	164,019
BARRY DEVLIN	483,365	Nil	128,363
___________________________
(1)	All option-based awards are made in Cdn.$. The value vested during the year has been translated at the exchange rate of Cdn.$1.00=U.S.$0.934.
(2)	Amount paid/earned in Cdn.$ and translated to U.S.$ at the estimated exchange rate of Cdn.$1.00=U.S.$1.011 at the time award was submitted to the Compensation Committee for approval.

Pension Plan Benefits

The Company and its subsidiaries do not have any pension plan arrangements in place.

Employment Agreements / Termination and Change of Control Benefits

The Company has employment agreements or arrangements which include change of control provisions with each of Bradford Cooke, Daniel Dickson, Godfrey Walton, David Howe and Barry Devlin and which have been approved by the Board of Directors. The change of control provisions recognize the critical nature of these positions and the individuals involved and the requirement to protect the individuals from disruption to their employment in the event of a change of control of the Company. The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

If a change of control of the Company had occurred on December 31, 2010, the total cost to the Company of related payments to the NEOs is estimated at Cdn.$3,495,830 (U.S.$3,502,821). Estimated payments to individual NEOs are as described below assuming mentioned events had occurred on December 31, 2010. Cdn.$ denominated amounts have been translated using the December 31, 2010 exchange rate of Cdn.$1.00=U. S.$1.002.

Bradford Cooke, Chairman and CEO

Mr. Cooke entered into an employment agreement dated January 1, 2008 with the Company (the “Cooke Agreement”). The Cooke Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation. The Cooke Agreement also contains confidentiality provisions of indefinite application. Under the terms of the Cooke Agreement, upon termination without cause, Mr. Cooke is entitled to receive approximately Cdn.$435,637 based on an amount equal to his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. Upon voluntary resignation, Mr. Cooke is entitled to receive, conditional on providing 3 months’ working notice and on a best efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors, an approximate maximum of Cdn.$310,637 based on an amount equal to 3 months’ estimated salary plus the pro rata amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 3 months. This amount assumes the entire prior year’s bonus would be paid. In the event of resignation or termination within 6 months of a change in control, Mr. Cooke is entitled to receive approximately Cdn.$1,061,593 based on an amount equal to twice his estimated annual salary and vacation pay at the time of termination plus the amount of the previous two year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. The Cooke Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

Daniel Dickson, CFO

The Board of Directors of the Company has approved the terms for an employment agreement between the Company and Daniel Dickson (the “Dickson Agreement”) with an indefinite term and provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation, and confidentiality provisions of indefinite application. Under the terms of the Dickson Agreement, upon termination without cause, Mr. Dickson is entitled to receive approximately Cdn.$271,929 based on an amount equal to his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. Upon voluntary resignation, Mr. Dickson is entitled to receive, conditional on providing 3 months’ working notice and on a best efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors, an approximate maximum of Cdn.$121,929 based on an amount equal to 3 months’ estimated salary plus the pro rata amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 3 months. This amount assumes the entire prior year’s bonus would be paid. In the event of resignation or termination within 6 months of a change in control, Mr. Dickson is entitled to receive approximately Cdn.$689,233 based on an amount equal to twice his estimated annual salary and vacation pay at the time of termination plus the amount of the previous two year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. The Dickson Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

Godfrey Walton, President and COO

Mr. Walton entered into an employment agreement dated January 1, 2008 with the Company (the “Walton Agreement”). The Walton Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation. The Walton Agreement also contains confidentiality provisions of indefinite application. Under the terms of the Walton Agreement, upon termination without cause, Mr. Walton is entitled to receive approximately Cdn.$395,893 based on an amount equal to his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. Upon voluntary resignation, Mr. Walton is entitled to receive, conditional on providing 3 months’ working notice and on a best efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors, an approximate maximum of Cdn.$179,893 based on an amount equal to 3 months’ estimated salary plus the pro rata amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 3 months. This amount assumes the entire prior year’s bonus would be paid. In the event of resignation or termination within 6 months of a change in control, Mr. Walton is entitled to receive approximately Cdn.$996,810 based on an amount equal to twice his estimated annual salary and vacation pay at the time of termination plus the amount of the previous two year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. The Walton Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

David Howe, VP Mexico Operations & Country Manager, Mexico

Mr. Howe entered into an employment agreement dated January 1, 2009 with the Company (the “Howe Agreement”). The Howe Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation. The Howe Agreement also contains confidentiality provisions of indefinite application. Under the terms of the Howe Agreement, upon termination without cause, Mr. Howe is entitled to receive approximately U.S.$279,019 based on an amount equal to one-half of his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus. In the event of termination as a result of a change in control, Mr. Howe is entitled to receive approximately U.S.$420,558 based on an amount equal to his estimated annual salary plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. The Howe Agreement also contains non-competition and non-solicitation clauses effective during the term of employment and for 12 months thereafter.

Barry Devlin, VP Exploration

The Board of Directors of the Company has approved the terms for an employment agreement between the Company and Barry Devlin (the “Devlin Agreement”) with an indefinite term and provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation, and confidentiality provisions of indefinite application. Under the terms of the Devlin Agreement, upon termination without cause, Mr. Devlin is entitled to receive approximately U.S.$218,363 based on an amount equal to one-half of his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus. In the event of termination as a result of a change in control, Mr. Devlin is entitled to receive approximately U.S.$329,132 based on an amount equal to his estimated annual salary plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. The Devlin Agreement also contains non-competition and non-solicitation clauses effective during the term of employment and for 12 months thereafter.

Director Compensation

Discussion of Directors’ Compensation

The Company pays each director Cdn.$4,000 per financial quarter and Cdn.$1,000 for each Board of Directors and Audit Committee meeting attended and Cdn.$500 for each other committee meeting attended. The Company also pays the lead director an additional Cdn.$500 per Board of Directors meeting attended. In addition, the Company pays the chair of the Audit Committee Cdn.$2,000 per Audit Committee meeting and the chair of each other committee Cdn.$1,000 per committee meeting. Directors who are officers or employees are also paid these fees.

The Company has no pension plan or other arrangement for non-cash compensation to the Directors, except incentive stock options.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are Named Executive Officers) during the financial year ended December 31, 2010. For directors who are Named Executive Officers, see “Executive Compensation—Summary Compensation Table”.

Name	Fees earned(1) ($)	Share- based awards ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
RICARDO CAMPOY	14,565	Nil	160,663	Nil	Nil	Nil	175,228
GEOFFREY HANDLEY	34,471	Nil	156,181	Nil	Nil	Nil	190,652
LEONARD HARRIS	25,247	Nil	156,181	Nil	Nil	Nil	181,428
REX MCLENNAN	30,102	Nil	156,181	Nil	Nil	Nil	186,283
MARIO SZOTLENDER	27,189	Nil	156,181	Nil	Nil	Nil	183,370
___________________________
(1)	Amounts paid/earned in Cdn.$ and translated to U.S.$ at the yearly average exchange rate of Cdn.$1.00=U.S.$0.971.
(2)

The grant date fair value for the options was calculated using the Black Scholes Model. This methodology was chosen to be consistent with the fair value as determined in accordance with Section 3870 of the CICA Handbook. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out information on share-based and option-based awards to directors of the Company (other than directors who are Named Executive Officers) that were outstanding as at December 31, 2010.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the- money options(1)(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
RICARDO CAMPOY	80,000(3)	3.68	July 9, 2015	290,981	Nil	N/A
GEOFFREY HANDLEY	100,000(4)	2.86	June 15, 2011	445,890	Nil	N/A
	75,000(5)	1.87	June 22, 2014	408,065	Nil	N/A
	125,000(6)	3.30	Nov. 13, 2014	502,252	Nil	N/A
	80,000(7)	3.68	May 26, 2015	290,981	Nil	N/A
LEONARD HARRIS	100,000(4)	2.86	June 15, 2011	445,890	Nil	N/A
	75,000(5)	1.87	June 22, 2014	408,065	Nil	N/A
	125,000(6)	3.30	Nov. 13, 2014	502,252	Nil	N/A
	80,000(7)	3.68	May 26, 2015	290,981	Nil	N/A
REX MCLENNAN	75,000(5)	1.87	June 22, 2014	408,065	Nil	N/A
	125,000(6)	3.30	Nov. 13, 2014	502,252	Nil	N/A
	80,000(7)	3.68	May 26, 2015	290,981	Nil	N/A
MARIO SZOTLENDER	100,000(4)	2.86	June 15, 2011	445,890	Nil	N/A
	75,000(5)	1.87	June 22, 2014	408,065	Nil	N/A
	125,000(6)	3.30	Nov. 13, 2014	502,252	Nil	N/A
	80,000(7)	3.68	May 26, 2015	290,981	Nil	N/A
___________________________
(1)	All option-based awards are made in Cdn.$. The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2010 exchange rate of Cdn.$1.00=U.S.$1.002.
(2)

Represents the difference between the market value of the Common Shares underlying the options on December 31, 2010 (based on the Cdn.$7.30 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2010 exchange rate of Cdn.$1.00=U.S.$1.002.

(3)	Options vest as to 20% on July 9, 2010, 20% on January 9, 2011, 20% on July 9, 2011, 20% on January 9, 2012 and 20% on July 9, 2012.
(4)	Options are fully vested.
(5)	Options vest as to 40% on June 22, 2009, 20% on December 22, 2009, 20% on December 22, 2010, and 20% on June 22, 2011.
(6)	Options vest as to 100% on November 13, 2010.
(7)	Options vest as to 20% on each of May 26, 2010, November 26, 2010, May 26, 2011, November 26, 2011 and May 26, 2012.

Incentive plan awards—value vested or earned during the year

The following table sets out information for directors of the Company (other than directors who are Named Executive Officers) on value of incentive awards vested or earned during the fiscal year ended December 31, 2010.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
RICARDO CAMPOY	641	Nil	Nil
GEOFFREY HANDLEY	500,699	Nil	Nil
LEONARD HARRIS	500,699	Nil	Nil
REX MCLENNAN	500,699	Nil	Nil
MARIO SZOTLENDER	500,699	Nil	Nil

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company’s equity compensation plans under which Common Shares are authorized for issuance as at December 31, 2010. The information shown for “Equity compensation plans approved by securityholders” relates to the Company’s Stock Option Plan and the Stock Bonus Plan as at December 31, 2010.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders (Stock Option Plan)	4,665,000	Cdn.$3.17	3,407,042(1)
Equity compensation plans approved by securityholders (Stock Bonus Plan)	41,500	N/A	208,500(2)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,706,500		3,615,542
___________________________
(1)

The total number of Common Shares that may be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan is 10% of the issued and outstanding Common Shares from time to time (being 8,072,042 Common Shares as at December 31, 2010).

(2)

The maximum number of Common Shares that may be issued under the Stock Bonus Plan in any calendar year is 250,000 Common Shares. Any Common Shares up to such maximum number that are not issued under the Stock Bonus Plan in any calendar year may not be carried forward for issuance in subsequent calendar years. Accordingly, 250,000 Common Shares are issuable under the Stock Bonus Plan in 2011.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein or as previously disclosed in a information circular of the Company, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2010 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Shareholder Rights Plan

General

The Board of Directors of the Company has approved a shareholder rights plan and a shareholder rights plan agreement with Computershare Investor Services Inc. (the “Rights Plan”) to be effective as of the date of shareholder approval of the Rights Plan, subject to the final approval of the TSX and the New York Stock Exchange (“NYSE”). The Rights Plan has the following main objectives:

  to provide the Board of Directors time to consider value-enhancing alternatives to a take-over bid and to allow competing bids to emerge;

  to ensure that shareholders of the Company are provided equal treatment under a take-over bid; and

  to give adequate time for shareholders to properly assess a take-over bid without undue pressure.

At the Meeting, shareholders will be asked to consider, and if thought fit, to pass an ordinary resolution to approve the adoption of the Rights Plan. A copy of the Rights Plan may be obtained by sending a written request to the President of the Company at the Company’s head office located at 301-700 West Pender Street, Vancouver, British Columbia V6C 1G8.

Background

The Rights Plan is similar to a shareholder rights plan that the Company had in effect from 2006 until the close of the Company’s 2009 annual general meeting. The Board of Directors has determined that it would be in the best interests of the Company for the Company to have a shareholder rights plan once again. The Rights Plan is designed to maximize shareholder value and protect shareholders’ interests in the event of an acquisition that may result in a change of control. The Rights Plan is not intended to prevent take-over bids that treat shareholders fairly, and the Rights Plan has not been adopted in response to any proposal to acquire control of the Company.

Recommendation of the Board of Directors

All members of the Board of Directors have unanimously determined that the Rights Plan is in the best interest of the Company. THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE RESOLUTION APPROVING THE RIGHTS PLAN.

Vote Required and Voting of Proxies

Shareholder approval of the Rights Plan is not required by law but the TSX and NYSE require that the Rights Plan be approved by the shareholders of the Company. The Rights Plan is subject to the final acceptance by the TSX and the NYSE.

All proxies received by the Company will be voted in favour of the adoption of the Rights Plan, unless a proxy contains express instructions to vote against the Rights Plan. Subject to final TSX and NYSE approvals, the Rights Plan will become effective as of the date of shareholder approval of the Rights Plan only if it is approved by greater than 50% of the votes cast by shareholders present in person or represented by proxy at the Meeting. If the Rights Plan is not approved at the Meeting, it will not become effective and no Rights (as defined below) will be issued under it.

The text of the resolution approving the Rights Plan is set forth below:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The shareholder rights plan agreement (the “Rights Plan Agreement”) to be made between Endeavour Silver Corp. (the “Company”) and Computershare Investor Services Inc., as rights agent and the adoption of the shareholder rights plan (the “Rights Plan”) established pursuant to the Rights Plan Agreement, as more particularly described in the Information Circular of the Company dated May 31, 2011 be and the same is hereby approved, authorized, ratified and confirmed.

2.	The actions of the directors and officers of the Company in adopting the Rights Plan and in executing and delivering the Rights Plan Agreement be and the same are hereby approved and authorized.

3.	The Company be authorized to abandon the Rights Plan if the Company’s Board of Directors deems it appropriate and in the best interests of the Company to do so.

4.

Any one director of officer of the Company be and is hereby authorized and directed to execute all such documents and to do and perform all other acts and things as such director or officer, in such person’s sole and absolute discretion, deems necessary or desirable to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the preparation and execution of such document or the doing or performance of such act or thing.”

Summary of the Principal Terms of the Rights Plan

The following is a summary of key terms of the Rights Plan. This summary is qualified in its entirety by reference to the full text of the Rights Plan, which is available upon request from the President of the Company as indicated above.

Capitalized terms used in this summary of the Rights Plan and not otherwise defined in this Information Circular shall have the meanings ascribed thereto in the Rights Plan.

Issue of Rights

As of the effective date of the Rights Plan, the Company will issue one right (a “Right”) in respect of each Common Share outstanding at the close of business on that date (the “Record Time”). The Company will, from time to time, issue Rights in respect of each Common Share issued after the Record Time but prior to the earliest of the Separation Time (as defined below) and the redemption of the Rights pursuant to the Rights Plan or termination of the Rights Plan as described below.

Rights Certificates, Trading and Transferability

Before the Separation Time, the Rights will be evidenced by the certificates representing Common Shares and will not be transferable separately from the Common Shares. Accordingly, the surrender for transfer of any certificate representing Common Shares will also constitute the surrender for transfer of the Rights associated with such Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights certificates.

Acquiring Person

An “Acquiring Person” is a person who is or becomes the Beneficial Owner of 20% or more of the outstanding Common Shares. An Acquiring Person does not, however, include the Company or any Subsidiary of the Company, or any person that becomes the Beneficial Owner of 20% or more of the Common Shares as a result of certain exempt transactions. These exempt transactions include where any person becomes the Beneficial Owner of 20% or more of the Common Shares as a result of, among other things: (i) specified acquisitions of securities of the Company, (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below), (iii) specified distributions of securities of the Company, and (iv) certain other specified exempt acquisitions. An Acquiring Person also does not include any person that owned 20% or more of the outstanding Common Shares at the Record Time unless that person increases such person’s percentage interest in the Common Shares other than pursuant to one of the previously mentioned transactions.

Separation Time

Rights are not exercisable before the Separation Time. “Separation Time” means the close of business on the tenth Business Day after the earliest of:

(a)	the first date of public announcement or disclosure that a person has become an Acquiring Person;

(b)

the date of the commencement of, or first public announcement of, the intent of any person (other than the Company or any of its subsidiaries) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid), which is generally an offer for outstanding Common Shares that could result in the offeror becoming the beneficial owner of 20% or more of the Company’s outstanding Common Shares; and

(c)	the date on which a Permitted Bid or Competing Permitted Bid ceases to be such,

or such later time as may be determined by the Board of Directors, in good faith, provided that if any bid referred to above expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such offer shall be deemed never to have been made.

Exercise of Rights

Each Right will entitle the holder to purchase after the Separation Time one Common Share from the Company at an exercise price (the “Exercise Price”) equal to three times the “Market Price” per Common Share determined at the Separation Time, subject to subsequent adjustment in accordance with the Rights Plan.

However, after the close of business on the tenth trading day after the first public announcement of the occurrence of a “Flip-in Event” (which is a transaction or event pursuant to which any person becomes an Acquiring Person), each Right will entitle the holder thereof to receive upon exercise of the Right that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price. Any Rights beneficially held by an Acquiring Person, including its affiliates, associates and joint actors, or the transferee of any such person, will become null and void. Accordingly, such persons will be unable to transfer or exercise any Rights.

Until a Right is exercised, the holder of the Right will have no rights as a shareholder solely with respect to that Right.

In lieu of the issuance of fractional shares upon the issuance of any Rights, the Company will make cash payments based on the Market Price of such shares.

Distributions of securities (either by prospectus or by private placement), transactions involving statutory procedures that require shareholder approval or acquisitions for which the Board of Directors has waived application of the Rights Plan as described below, or acquisitions pursuant to a Permitted Bid or a Competing Permitted Bid are among the transactions that do not constitute “Flip-in Events”.

Permitted Bids

Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be “Permitted Bids”. Permitted Bids are offers to acquire Common Shares made by way of a take over bid circular and where the Common Shares subject to the offer (together with shares owned by the offeror and its affiliates, associates and joint actors) constitute 20% or more of the outstanding Common Shares, and which also comply with the following conditions:

(a)	the bid is made to all registered holders of Common Shares (other than Common Shares owned by the offeror);

(b)

the bid provides that no Common Shares will be taken up or paid for pursuant to the bid before the close of business on the date that is not less than 60 days following the date the take-over bid circular is sent to holders of Common Shares, and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by shareholders other than the offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

(c)

unless the take-over bid is withdrawn, the bid provides that any Common Shares may be deposited to and withdrawn from the take-over bid at any time before such Common Shares are taken up and paid for; and

(d)

unless the take-over bid is withdrawn, the bid provides that, in the event that more than 50% of the outstanding Common Shares are deposited and not withdrawn as described in clause (b) above, the offeror will make a public announcement of that fact and the bid shall remain open for an additional ten Business Days from the date of such announcement for the deposit and tender of additional Common Shares.

A “Competing Permitted Bid” is a take-over bid that is made after a Permitted Bid or other Competing Permitted Bid has been made, and prior to the expiration of such prior bid, and that satisfies the definition of “Permitted Bid” except that Common Shares under such bid may not be taken up or paid for until a date that is no earlier than the later of: (i) the earliest date that Common Shares may be taken up and paid for under any prior Permitted Bid or other Competing Permitted Bid outstanding on the date of commencement of such bid; and (ii) 21 days after the commencement of the Competing Permitted Bid.

Protection Against Dilution

The Rights Plan contains detailed provisions regarding adjustments to the exercise price, the number and nature of the securities that may be purchased upon exercise of Rights and the number of Rights outstanding to prevent dilution in the event of certain declarations of dividends, subdivisions or consolidations of outstanding Common Shares, issuances of Common Shares (or other securities or rights) in respect of or in lieu of or in exchange for existing Common Shares or other changes in the Common Shares.

Redemption

At any time prior to the occurrence of a Flip-in Event, the Board of Directors may (subject to the prior consent of shareholders by a majority vote), at its option, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of Cdn.$0.0001 per Right, subject to adjustment.

Waiver

The Board of Directors, acting in good faith, may waive application of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Common Shares. However, if the Board of Directors waives the Rights Plan for a particular bid, it will be deemed to have waived the Rights Plan for any other take-over bid made by take-over bid circular to all registered holders of Common Shares before the expiry of the first bid. The Board of Directors may also waive the application of the Rights Plan for any Flip-In Event if it has determined that the Acquiring Person became an Acquiring Person through inadvertence, conditional upon such person reducing its beneficial ownership below 20% of the Company’s outstanding Common Shares, generally within 14 days of the Board of Directors making such determination.

Amendments

Except for minor amendments to correct any clerical or typographical errors, majority shareholder approval is required for amendments to the Rights Plan before the Separation Time, after which the approval of holders of Rights is required.

Term

If the Rights Plan is approved at the Meeting, it will become effective as of the date of shareholder approval, subject to final approval of the TSX and NYSE. The Rights Plan will then expire at the termination of the Company’s annual general meeting in 2014 unless extended upon reconfirmation. For the term of the Rights Plan to be extended, the Rights Plan must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of Common Shares who vote in respect of such reconfirmation at the annual general meeting of the Company held in 2014. Notwithstanding such reconfirmation of the Rights Plan at the 2014 annual general meeting of the Company, the Rights Plan will terminate upon the earlier of the close of the Company’s annual general meeting held in 2017 and any earlier event of termination under the Rights Plan, unless a Flip-in Event has occurred and not been waived pursuant to the Rights Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial Information

Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its financial year ended December 31, 2010 which are available on SEDAR and may also be obtained by telephoning the Company at 877-685-9775 (toll free) or 604-685-9775.

Audit Committee Disclosure

Pursuant to National Instrument 52-110 on “Audit Committees” adopted by various Canadian securities regulatory authorities, disclosure relating to the Company’s Audit Committee is contained in Item 16.2 of the Company’s Annual Information Form dated March 18, 2011 for the financial year ended December 31, 2010 filed on SEDAR.

DATED as of the 31st day of May, 2011.

BY ORDER OF THE BOARD

“Bradford J. Cooke”

BRADFORD J. COOKE
Chairman and CEO

APPENDIX A

ENDEAVOUR SILVER CORP.
(the “Company”)

CORPORATE GOVERNANCE DISCLOSURE

DISCLOSURE REQUIREMENTS	COMMENTS
Board of Directors
Disclose the identity of directors and proposed directors who are independent	Ricardo Campoy, Geoffrey Handley, Leonard Harris, Rex McLennan and Mario Szotlender are independent.
Disclose the identity of directors and proposed directors who are not independent, and describe the basis for that determination	Bradford Cooke – Executive officer of the Company Godfrey Walton – Executive officer of the Company
Disclose whether or not a majority of the directors are independent and whether or not a majority of the directors nominated for election will be independent. If the majority of directors or proposed directors are not independent, describe what the board of directors does or will do to facilitate its exercise of independent judgement in carrying out its responsibilities.	The Board is currently composed of seven directors (all of whom are nominated for re-election), the majority of whom is independent.

DISCLOSURE REQUIREMENTS	COMMENTS
If a director or proposed director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer	Ricardo Campoy	—	Century Mining Corporation Forsys Metal Corp. General Moly Inc.

	Bradford Cooke	—	Canarc Resource Corp. Radius Gold Inc.

	Geoffrey Handley	—	Eldorado Gold Corporation Mirabela Nickel Limited PanAust Limited

Leonard Harris	—	Aztec Metals Corp.
Alamos Gold Inc.
Canarc Resource Corp.
Cardero Resource Corp.
Golden Alliance Resources Corp.
Golden Arrow Resources Corporation
Indico Resources Limited
Solitario Exploration & Royalty Corp.
Sulliden Gold Corporation Ltd.

	Rex McLennan	—	Tournigan Energy Ltd.

	Mario Szotlender	—	Focus Ventures Ltd. Fortuna Silver Mines Inc. Iron Creek Capital Corp. Magellan Minerals Ltd. Radius Gold Inc.

	Godfrey Walton	—	Ethos Capital Corp.
Disclose whether or not the independent directors hold regularly scheduled meetings at which non- independent directors and members of management are not in attendance. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a directors’ meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.

Disclose whether or not the chair of the board is an independent director. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors	Bradford J. Cooke is the Chairman of the Board and, therefore, is not an independent director. In view of the Chairman not being independent, Geoffrey Handley acts as the lead director.

DISCLOSURE REQUIREMENTS	COMMENTS
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year	The attendance record of each current director for all Board meetings held in 2010 was as follows:

Ricardo Campoy(1) — 4 of 7 meetings
Bradford Cooke — 7 of 7 meetings
Geoffrey Handley — 7 of 7 meetings
Leonard Harris — 7 of 7 meetings
Rex McLennan — 7 of 7 meetings
Mario Szotlender — 6 of 7 meetings
Godfrey Walton — 7 of 7 meetings
_______________
(1) Mr. Campoy was appointed a director of the Company on July 9, 2010.

Other proceedings of the directors were effected by written consent resolutions signed by all of the directors.
Board Mandate
Disclose the text of the board’s written mandate

A copy of the full text of the Board’s Mandate can be viewed at www.sedar.com and is incorporated by reference herein. The following is a summary of the Board’s Mandate.

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

  the strategic planning process of the Company;
  identification and management of the principal risks associates with the business of the Company;
  planning for succession of management;
  the Company's policies regarding communications with its shareholders and others; and
  the integrity of the internal controls and management information systems of the Company.

Certain of the above matters are also dealt with or covered by the Company’s existing formal committees, being the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee. In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. The President and COO and the Chairman and CEO are members of the Board, giving the Board direct access to information on their areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

DISCLOSURE REQUIREMENTS	COMMENTS
Position Descriptions
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has approved a written position description for the Chairman, but has not yet completed written position descriptions for the chair of any Board committees. The Board is of the view that given the experience of the respective chairs of the Board committees, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time and, if further written position descriptions appear to be justified, they will be prepared.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board sets out the CEO’s role and responsibilities

The Board has not yet completed written position descriptions for the CEO or the COO. The Board is of the view that given the size of the Company, the relatively frequent discussions between Board members and the CEO, and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time and, if further written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education
Briefly describe what measures the board takes to orient new directors regarding:

The Company’s general education programs are overseen by the Corporate Governance and Nominating Committee. See “Nomination of Directors” and “Other Board Committees” below for the responsibilities of the Corporate Governance and Nominating Committee.

(i) the role of the board, its committees and its directors; and
(ii) the nature and operation of the issuer’s business
Briefly discuss what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors	As above.

DISCLOSURE REQUIREMENTS	COMMENTS
Ethical Business Conduct
Disclose whether or not the board has adopted a written code for the directors, officers and employees.	The Board has adopted a written Code of Business and Ethics for the directors, officers and employees of the Company. A copy of the Code of Conduct is available on SEDAR at www.sedar.com.
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest

Each director and executive officer is required to fully disclose his interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement. All directors and executive officers are subject to the requirements of the Business Corporations Act (British Columbia) with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct

The Company’s Code of Conduct provides that each employee is personally responsible for and it is their duty to report violations or suspected violations of the Code of Conduct and that no employee would be discriminated against for reporting what the employee reasonably believes to be a breach of the Code of Conduct or any law or regulation. Employees can discuss any breach or suspected breach of the Code of Conduct with their immediate superior or a member of the Board.

Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination	The Company’s director nomination program is overseen by the Corporate Governance and Nominating Committee.
Disclose whether or not the board has a nominating committee composed entirely of independent directors

The Corporate Governance and Nominating Committee is composed entirely of independent directors. Current members of the Corporate Governance and Nominating Committee are Geoffrey Handley (Chair), Leonard Harris and Mario Szotlender.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee

The Corporate Governance and Nominating Committee has a Charter which sets out the responsibilities, powers and operation of that Committee, the principal ones for selection and nomination of director nominees being:

	(a)	In making its recommendations to the Board regarding director nominees, the Committee shall consider:
		(i)	the appropriate size of the Board,
		(ii)	the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess,
		(iii)	the competencies and skills that the Board considers each existing director to possess,
		(iv)	the competencies and skills each new nominee will bring to the Board, and

DISCLOSURE REQUIREMENTS	COMMENTS
(v) whether or not each new nominee can devote sufficient time and resources to the nominee’s duties as a director of the Company.
(b)

The Committee shall develop qualification criteria for Board members for recommendation to the Board. In conjunction with the Chair of the Board (or, if the Chair of the Board is not an independent director, any “lead director” of the Board), the Committee shall recommend Board members to the various committees of the Board.

(c)

The Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have authority to approve the search firm’s fees and other retention terms. The Committee shall also have authority to engage and compensate any other outside advisor that it determines to be necessary to permit it to carry out its duties.

(d)

The Committee shall, in conjunction with the Chair of the Board (or, if the Chair of the Board is not an independent director, any lead director of the Board), oversee the evaluation of the Board and of the Company and make recommendations to the Board as appropriate.

Compensation
Describe the process by which the board determines compensation for the issuer’s directors and officers	The Company’s executive compensation program is overseen by the Compensation Committee.
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation	The Compensation Committee is composed entirely of independent directors. Current members of the Compensation Committee are Leonard Harris (Chair), Geoffrey Handley and Mario Szotlender.
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee	A Compensation Committee Charter sets out the responsibilities, powers and operation of the Compensation Committee, the principal ones being:

Review and assess the adequacy of the Charter annually;
Review the adequacy and form of compensation of senior management;
Review and recommend to the Board of Directors for approval policies relating to compensation of the Corporation’s senior management and directors;
Review the performance of the Corporation’s senior management;
Review and approve the corporate goals and objectives relevant to CEO, President and CFO and other senior officer’s compensation;
Review and make recommendations to the Board of Directors with respect to pension, stock option and other incentive plans for the benefit of senior management;

DISCLOSURE REQUIREMENTS	COMMENTS
Oversee the administration of the Corporation’s employee stock option plan;
Report to the Board of Directors on all other matters and recommendations made by the Compensation Committee; and
Follow the process established by it for all committees of the Board for assessing the performance of the Committee.

The Compensation Committee meets as required, but at least annually. It reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources. In addition, the Compensation Committee has the specific mandate to review and approve executive compensation. In carrying out this mandate, the Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

If the compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Not applicable.
Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	In addition to the above-mentioned responsibilities, the Corporate Governance and Nominating Committee is also tasked with the following corporate governance responsibilities:

(a)

The Committee shall review and reassess at least annually the adequacy of the Company’s corporate governance procedures and recommend any proposed changes to the Board for approval. The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Committee shall annually review its own performance.

(b) Maintain minutes of meetings and report to the Board on significant matters arising at Committee meetings at the next scheduled meeting of the Board.

DISCLOSURE REQUIREMENTS	COMMENTS
	(c)	The Committee may form and delegate authority to subcommittees when appropriate.

(d)

The Committee shall review and recommend changes to the Board of the Company’s Code of Conduct, and shall consider any requests for waivers from the Company’s Code of Conduct. The Company shall make disclosure of such waivers of the Code of Conduct to Canadian securities regulatory authorities as required by law.

(e)

The Committee shall review annually or more often if appropriate: (i) Committee members’ qualifications and requirements, (ii) Committee structure (including authority to delegate) and (iii) Committee performance (including reporting to the Board). The Committee shall make recommendations to the Board, as appropriate based on its review.

(f)

The Committee shall receive comments from all directors and report annually to the Board with an assessment of the Board’s performance, which will be discussed with the full Board following the end of each fiscal year.

Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively

The Corporate Governance and Nominating Committee is tasked with assessing at least annually the effectiveness and contribution of the Board of Directors, its committees and individual directors. The assessment is conducted through formal, written questionnaires to each director. The Committee then reviews the completed questionnaires and provides a written report on its findings to the Board, including an assessment as to whether the Board and its directors are meeting their obligations under applicable securities legislation and are otherwise performing effectively.